UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2023

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

 (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒  Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

Investor Relations PRESS RELEASE

Televisa Reports Fourth Quarter and Full Year 2022 Results

2022 Highlights

Consolidated
•	On January 31, 2022, we closed the combination of our media, content, and production assets with TelevisaUnivision.
•	Excluding the content assets combined with TelevisaUnivision for the full year, Revenue grew by 2.2%, while Operating Segment Income ("OSI") decreased by 4.7%.
•	Excluding World Cup related costs amortized in 2022, OSI would have fallen by 1.5%.

Cable
•	Successfully passed 875 thousand homes with fiber-to-the-home ("FTTH"), achieving more than 18.7 million homes passed.
•	Strong organic growth of more than 1.3 million Revenue Generating Units (RGUs), reaching more than 15.9 million.
•	Revenue growth of 0.8% and OSI decline of 1.9% with a margin of 41.1%.
•	MSO revenue and OSI grew 2.5% and 2.6% respectively, translating into a 42.9% margin.

Sky
•	Total RGUs of 6.9 million, with almost 1.3 million net disconnections of which 402 thousand are related to the clean-up of our video subscriber base.
•	Revenue and OSI fell by 7.7% and 24.6%, respectively, for a 31.5% margin.
•	Excluding World Cup related costs amortized in 2022, OSI would have declined by 13.6%, translating into a 36.1% margin.

Other Businesses
•	Robust growth at our Other Businesses segment driven by the economic reopening.
•	Strong revenue and OSI growth of 67.2% and 186.8%, respectively, for a 23.0% margin.

Earnings Call Date and Time: Friday, February 24, 2023, at 10:00 A.M. ET.
Conference ID # is 7020724

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 1:00 P.M. ET with the access code #9749168 on February 24th and will end at midnight on March 10th.

Consolidated Results

Mexico City, February 23, 2023 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the full year and fourth quarter of 2022. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the TelevisaUnivision Transaction (as defined below) which was closed on January 31, 2022. Results from the content assets included in the transaction are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2022 and 2021, in millions of Mexican pesos.

		Margin		Margin	Change
	2022	%	2021	%	%
Net sales	75,526.6	100.0	73,915.4	100.0	2.2
Operating segment income[1]	28,010.1	36.8	29,378.9	39.5	(4.7)
(1) The operating segment income margin is calculated as a percentage of segment net sales.
Net sales increased by 2.2% to Ps.75,526.6 million in 2022 compared with Ps.73,915.4 million in 2021. This increase was due to revenue growth in the Cable and Other Businesses segments. Operating segment income decreased by 4.7%, translating into a 36.8% margin. Excluding the amortization of costs and expenses related to the transmission rights of the World Cup Qatar 2022 at Sky, operating segment income would have declined only by 1.5%, for a 38.0% margin.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2022 and 2021, in millions of Mexican pesos:

		Margin		Margin	Change
	2022	%	2021	%	%
Net sales	75,526.6	100.0	73,915.4	100.0	2.2
Net income	43,628.8	57.8	7,354.8	10.0	493.2
Net income attributable to stockholders of the Company	43,151.2	57.1	6,055.8	8.2	612.6
Segment net sales	76,089.6	100.0	74,435.7	100.0	2.2
Operating segment income (1)	28,010.1	36.8	29,378.9	39.5	(4.7)
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company amounted to Ps.43,151.2 million for the year ended December 31, 2022, compared with Ps.6,055.8 million for the year ended December 31, 2021.
The net increase of Ps.37,095.4 million, reflected (i) a Ps.49,336.6 million increase in income from discontinued operations; (ii) a Ps.2,722.7 million decrease in finance expense, net; (iii) a Ps.2,640.4 million favorable change in income tax benefit or expense; and (iv) a Ps.821.4 million decrease in net income attributable to non-controlling interests.
These favorable variances were partially offset by (i) a Ps.12,124.3 million unfavorable change in share of income or loss of associates and joint ventures; (ii) a Ps.4,562.9 million unfavorable change in other income or expense, net; (iii) a Ps.1,064.1 million increase in depreciation and amortization; and (iv) a Ps.674.4 million decrease in income before depreciation and amortization.

Dividend

The Company’s Board of Directors approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. This dividend is subject to the approval of the Company’s stockholders.

Full year results by business segment

The following table presents full year consolidated results ended December 31, 2022 and 2021, for each of our business segments, in millions of Mexican pesos.

Net Sales	2022	%	2021	%	Change %
Cable	48,411.8	63.6	48,020.9	64.5	0.8
Sky	20,339.0	26.7	22,026.6	29.6	(7.7)
Other Businesses	7,338.8	9.7	4,388.2	5.9	67.2
Segment Net Sales	76,089.6	100.0	74,435.7	100.0	2.2
Intersegment Operations[1]	(563.0)		(520.3)
Net Sales	75,526.6		73,915.4		2.2

Operating Segment Income[2]	2022	Margin %	2021	Margin %	Change %
Cable	19,902.8	41.1	20,285.0	42.2	(1.9)
Sky	6,416.3	31.5	8,504.2	38.6	(24.6)
Other Businesses	1,691.0	23.0	589.7	13.4	186.8
Operating Segment Income[2]	28,010.1	36.8	29,378.9	39.5	(4.7)
Corporate Expenses	(1,538.1)	(2.0)	(2,351.3)	(3.2)	34.6
Depreciation and Amortization	(21,117.4)	(28.0)	(20,053.3)	(27.1)	(5.3)
Other (expense) income, net	(846.7)	(1.1)	3,716.2	5.0	n/a
Intersegment Operations[1]	(120.4)	(0.2)	(1.6)	(0.0)	n/a
Operating Income	4,387.5	5.8	10,688.9	14.5	(59.0)

[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Fourth-quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2022 and 2021, for each of our business segments. Consolidated results for the fourth quarter of 2022 and 2021 are presented in millions of Mexican pesos.

Net Sales	4Q’22%		4Q’21%		Change %
Cable	12,463.3	64.2	12,296.2	64.8	1.4
Sky	4,936.6	25.5	5,372.3	28.3	(8.1)
Other Businesses	2,002.3	10.3	1,303.3	6.9	53.6
Segment Net Sales	19,402.2	100.0	18,971.8	100.0	2.3
Intersegment Operations[1]	(269.9)		(142.7)		-
Net Sales	19,132.3		18,829.1		1.6

Operating Segment Income[2]	4Q’22	Margin %	4Q’21	Margin %	Change %
Cable	5,059.3	40.6	5,365.8	43.6	(5.7)
Sky	1,151.6	23.3	1,845.4	34.4	(37.6)
Other Businesses	499.2	24.9	237.8	18.2	109.9
Operating Segment Income[2]	6,710.1	34.6	7,449.0	39.3	(9.9)
Corporate Expenses	(705.7)	(3.6)	(1,125.6)	(5.9)	37.3
Depreciation and Amortization	(5,702.7)	(29.8)	(5,262.6)	(27.9)	(8.4)
Other (expense) income, net	(346.3)	(1.8)	4,304.4	22.9	n/a
Intersegment Operations[1]	(119.3)	(0.6)	(0.4)	(0.0)	n/a
Operating (loss) Income	(163.9)	(0.9)	5,364.8	28.5	n/a

[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Cable

Total net additions for the quarter were approximately 327.2 thousand RGUs. Broadband net additions were 78.3 thousand, while video net additions of 52.5 thousand maintained the positive trend experienced since the end of 2021. We also had 26.7 thousand mobile net additions, ending the year with more than 240.2 thousand mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2022 and 2021.

RGUs	4Q’22 Net Adds	2022 Net Adds	2022	2021
Video	52,525	291,760	4,458,220	4,166,460
Broadband	78,327	335,049	5,984,151	5,649,102
Voice	169,649	616,459	5,233,724	4,617,265
Mobile	26,680	84,156	240,207	156,051
Total RGUs	327,181	1,327,424	15,916,302	14,588,878

Fourth quarter sales increased by 1.4% to Ps.12,463.3 million compared with Ps.12,296.2 million in the fourth quarter of 2021.

Full year sales increased by 0.8% to Ps.48,411.8 million compared with Ps.48,020.9 million in 2021. Total RGUs exceeded 15.9 million after delivering more than 1.3 million net additions for the year.

Fourth quarter operating segment income decreased by 5.7% to Ps.5,059.3 million compared with Ps.5,365.8 million in the fourth quarter of 2021. The margin reached 40.6%. During the quarter, year-on-year operating segment income growth of 1.0% at our MSO Operations was fully offset by an operating segment income decline of 49.0% at our Enterprise Operations. Profitability at our Enterprise Operations declined by 1,660 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during the fourth quarter of 2022.

Full year operating segment income fell by 1.9% to Ps.19,902.8 million compared with Ps.20,285.0 million in 2021. The margin reached 41.1%. During the year, year-on-year operating segment income increase of 2.6% at our MSO Operations was fully offset by an operating segment income decrease of 28.8% at our Enterprise Operations. Profitability at our Enterprise Operations contracted by 800 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during 2022.

The following tables set forth the breakdown of revenue and operating segment Income, excluding consolidation adjustments, for our MSO and Enterprise Operations for the fourth quarter of 2022 and 2021, and for the full year of 2022 and 2021.

MSO Operations (1) Millions of Mexican pesos	2022	2021	Change %	4Q’22	4Q’21	Change %
Revenue	43,958.9	42,890.0	2.5	11,138.2	11,036.9	0.9
Operating Segment Income	18,865.1	18,387.5	2.6	4,896.2	4,846.1	1.0
Margin (%)	42.9	42.9		44.0	43.9

Enterprise Operations (1) Millions of Mexican pesos	2022	2021	Change %	4Q’22	4Q’21	Change %
Revenue	6,721.9	7,272.1	(7.6)	1,867.1	1,962.3	(4.9)
Operating Segment Income	1,805.9	2,535.2	(28.8)	358.9	703.4	(49.0)
Margin (%)	26.9	34.9		19.2	35.8
(1) Full year results do not include the consolidation adjustments of Ps.2,269.0 million in revenues nor Ps.768.2 million in Operating Segment Income for 2022, neither the consolidation adjustments of Ps.2,141.2 million in revenues nor Ps.637.7 million in Operating Segment Income for 2021. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.542.0 million in revenues nor Ps.195.8 million in Operating Segment Income for fourth quarter 2022, neither the consolidation adjustments of Ps.703.0 million in revenues nor Ps.183.7 million in Operating Segment Income for fourth quarter 2021. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Fourth quarter sales and operating segment income in our MSO Operations increased by 0.9% and 1.0%, respectively, mainly driven by approximately 327.2 thousand RGU net additions.  Profitability at our MSO Operations remained relatively stable year-on-year at a 44.0% margin even though inflationary pressures were not offset by price increases this year as we decided to keep pricing of our packages unchanged.

Fourth quarter sales in our Enterprise Operations decreased by 4.9% and the operating segment income declined by 49.0%. Our profitability declined by 1,660 basis points year-on-year given a temporary change in our business mix more leaned towards lower margin projects during the fourth quarter of 2022.

Full year sales and operating segment income in our MSO operations increased by 2.5% and 2.6%, respectively, reaching a margin of 42.9%.

Full year sales and operating segment income in our Enterprise Operations decreased by 7.6% and 28.8%, respectively.

Sky

During the quarter, Sky had around 410.4 thousand RGUs disconnections. This was mainly driven by the loss of 381.5 thousand video RGUs, of which 198.0 thousand were related to the clean-up of our base.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2022 and 2021.

RGUs	4Q’22 Net Adds	2022 Net Adds	2022	2021
Video	(381,543)	(1,151,016)	6,257,059	7,408,075
Broadband	(26,719)	(86,932)	640,294	727,226
Voice	(36)	(148)	453	601
Mobile	(2,103)	(14,664)	15,602	30,266
Total RGUs	(410,401)	(1,252,760)	6,913,408	8,166,168
Fourth quarter sales decreased by 8.1% to Ps.4,936.6 million compared with Ps.5,372.3 million in the fourth quarter of 2021, mainly explained by the year-on-year decline in RGUs and lower recharges at Sky’s prepaid packages. This was partly offset by price increases implemented in March.

Full year sales were Ps.20,339.0 million, declining 7.7% compared with Ps.22,026.6 million in 2021.

Fourth quarter operating segment income decreased by 37.6% to Ps.1,151.6 million compared with Ps.1,845.4 million in the fourth quarter of 2021, driven by the lower revenue and the amortization of some costs and expenses related to the transmission rights of the World Cup Qatar 2022. The margin was 23.3%. Excluding these extra costs and expenses, operating segment income would have declined by 8.2%, for a 34.3% margin.

Full year operating segment income decreased by 24.6% to Ps.6,416.3 million compared with Ps. 8,504.2 million in 2021, impacted by the lower revenue and the amortization of some costs and expenses related to the transmission rights of the World Cup Qatar 2022. The margin was 31.5%. Excluding these extra costs and expenses, operating segment income would have declined by 13.6%, for a 36.1% margin.

Other Businesses

Fourth quarter sales increased by 53.6% to Ps.2,002.3 million compared with Ps.1,303.3 million in the fourth quarter of 2021. This increase was explained by the ongoing economic reopening.

Full year sales increased by 67.2% to Ps.7,338.8 million compared with Ps.4,388.2 million in 2021. This increase was explained by the ongoing economic reopening.

Fourth quarter operating segment income increased by 109.9% to Ps.499.2 million compared with Ps.237.8 million in the fourth quarter of 2021.

Full year operating segment income increased by 186.8% to Ps.1,691.0 million compared with Ps.589.7 million in 2021.

Corporate Expense

Corporate expense decreased by Ps.813.2 million, or 34.6%, to Ps.1,538.1 million in 2022, from Ps.2,351.3 million in 2021. This decrease reflected primarily a lower non-allocated corporate expense, which was partially offset by a higher employee profit sharing and a higher share-based compensation expense.

Share-based compensation expense in 2022 and 2021, amounted to Ps.968.6 million and Ps.903.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, changed by Ps.4,562.9 million, to other expense, net, of Ps.846.7 million in 2022, from other income, net, of Ps.3,716.2 million in 2021.

This change reflected:

(i)
the absence in 2022 of a Ps.4,547.0 million gain on disposition of our 40% equity stake in OCESA Entretenimiento, S.A. de C.V., a live entertainment company, which sale was concluded in December 2021; and

(ii)	a Ps.425.8 million (U.S.$21.5 million) expense incurred in the fourth quarter of 2022, in connection with a provision for a lawsuit settlement agreement, net of a related insurance reimbursement.

These unfavorable variances were partially offset by (i) the absence in 2022 of surcharges paid in 2021 in connection with tax assessments of prior years; (ii) a decrease in impairment adjustments to long-lived assets in our Other Businesses segment; (iii) a lower non-recurring severance expense in connection with dismissals of personnel in our business segments; and (iv) a lower expense for deferred compensation to certain officers of our Cable segment.

The following table sets forth the breakdown of cash and non-cash other (expense) income, net, stated in millions of Mexican pesos, for the years ended December 31, 2022 and 2021.

Other (expense) income, net	2022	2021
Cash	(736.5)	3,960.5
Non-cash	(110.2)	(244.3)
Total	(846.7)	3,716.2

Other expense, net, in 2022, included primarily a provision for a lawsuit settlement agreement, net of insurance reimbursement; expense related to legal and financial advisory and professional services; a non-recurring severance expense in connection with dismissals of personnel; and expense for deferred compensation to certain officers of our Cable segment.

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2022 and 2021.

	2022	2021	(Unfavorable) Favorable Change
Interest expense(1)	(9,455.6)	(9,106.0)	(349.6)
Interest income	2,151.1	560.0	1,591.1
Foreign exchange loss, net	(1,780.1)	(2,188.8)	408.7
Other finance expense, net	(110.7)	(1,183.2)	1,072.5
Finance expense, net	(9,195.3)	(11,918.0)	2,722.7
(1) Interest expense for the year ended December 31, 2022 and 2021, included (i) amortization of finance costs in the amount of Ps.292.1 million and Ps.179.2 million, respectively; and (ii) finance expense of Ps.490.4 in connection with prepayments of long-term debt for the year ended December 31, 2022.

Finance expense, net, decreased by Ps.2,722.7 million, or 22.8%, to Ps.9,195.3 million in 2022, from Ps.11,918.0 million in 2021.

This decrease reflected:

(i)	a Ps.1,591.1 million increase in interest income, primarily explained by a higher average amount of cash and cash equivalents during 2022;

(ii)	a Ps.1,072.5 million decrease in other finance expense, net, resulting primarily from a lower loss in fair value of our derivative contracts in 2022; and

(iii)
a Ps.408.7 million decrease in foreign exchange loss, net, resulting primarily from a 5.0% appreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar asset position for the year ended December 31, 2022, compared with a 2.5% depreciation of the Mexican peso against the U.S. dollar on an average net U.S. dollar liability position for the year ended December 31, 2021.

These favorable variances were partially offset by a Ps.349.6 million increase in interest expense, primarily due to finance expense in connection with the prepayment of a portion of our long-term debt in 2022, which was partially offset by a decrease in interest expense derived from a lower average principal amount of our total debt in 2022.

Share of Income or loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.12,124.3 million, to a share of loss of Ps.8,453.3 million in 2022, from a share of income of Ps.3,671.0 million in 2021.

This change reflected mainly (i) a share of loss of TelevisaUnivision (formerly known as Univision Holdings II, Inc. or UH II), resulting primarily from a goodwill impairment loss recognized by TelevisaUnivision in the fourth quarter of 2022; and (ii) the absence of a share of income in 2022 of an impairment loss reversal that we recognized in our share of income of UH II in 2021.

These unfavorable variances were partially offset by a cash dividend paid to us in 2022 in connection with our investment in preferred shares of TelevisaUnivision in the aggregate amount of Ps.752.6 million (U.S.$37.8 million).

Income Tax, Benefit or Expense

Income tax benefit or expense changed by Ps.2,640.4 million to an income tax benefit of Ps.967.4 million in 2022, compared with an income tax expense of Ps.1,673.0 million in 2021.

This change reflected mainly a loss before income taxes in 2022, compared to an income before income taxes in 2021, as well as a lower effective income tax rate in 2022 primarily as a result of (i) the income tax effects derived from our share in loss of TelevisaUnivision, which is referred to above; and (ii) a higher inflationary tax gain resulting from both a higher inflation rate in Mexico in 2022 and a higher average net monetary liability position of certain companies in the Group during 2022.

Income from Discontinued Operations

In connection with the transaction that we closed with TelevisaUnivision on January 31, 2022 (the “TelevisaUnivision Transaction”), we present the results from our disposed businesses as income from discontinued operations in our consolidated statements of income for the current period and for any comparative period presented.

Income from discontinued operations increased by Ps.49,336.6 million, to Ps.55,922.5 million in 2022, from Ps.6,585.9 million in 2021. This increase reflected primarily the net gain on disposition of discontinued operations in connection with the TelevisaUnivision Transaction that was closed on January 31, 2022, which was partially offset by the absence of net income of discontinued operations for the 11 months ended December 31, 2022.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.821.4 million, or 63.2%, to Ps.477.6 million in 2022, compared with Ps.1,299.0 million in 2021. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Capital Expenditures

During the year ended December 31, 2022, we invested approximately U.S.$859.8 million in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures in property, plant and equipment for the years ended December 31, 2022 and 2021.

Capital Expenditures (Millions of U.S. Dollars)	2022	2021
Cable	645.9	854.5
Sky	193.1	244.1
Other Businesses	17.4	22.6
Continuing Operations	856.4	1,121.2
Discontinued Operations	3.4	27.9
Total	859.8	1,149.1

Debt and Lease Liabilities

The following table sets forth our total debt and lease liabilities as of December 31, 2022 and 2021. Amounts are stated in millions of Mexican pesos.

	December 31, 2022	December 31, 2021	Decrease
Current portion of long-term debt	1,000.0	4,106.4	(3,106.4)
Long-term debt, net of current portion	104,240.7	121,685.7	(17,445.0)
Total debt (1)	105,240.7	125,792.1	(20,551.4)
Current portion of long-term lease liabilities	1,373.2	1,478.4	(105.2)
Long-term lease liabilities, net of current portion	6,995.8	8,202.2	(1,206.4)
Total lease liabilities	8,369.0	9,680.6	(1,311.6)
Total debt and lease liabilities	113,609.7	135,472.7	(21,863.0)
(1) As of December 31, 2022 and 2021, total debt is presented net of finance costs in the amount of Ps. 994.7 million and Ps.1,207.1 million, respectively.

As of December 31, 2022, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents and certain non-current investments in financial instruments) was Ps.59,094.4 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of December 31, 2022, amounted to Ps.3,384.3 million.

Shares Outstanding

As of December 31, 2022 and 2021, our shares outstanding amounted to 330,739.7 million and 329,295.9 million shares, respectively, and our CPO equivalents outstanding amounted to 2,826.8 million and 2,814.5 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2022 and 2021, the GDS (Global Depositary Shares) equivalents outstanding amounted to 565.4 million and 562.9 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During 2022, MSCI upgraded the Televisa rating from “BBB” to “A”. According to MSCI, Televisa has shown improvements in labor management and business ethics practices, supporting their rating upgrade. MSCI is a leading provider of critical decision support tools and services for the global investment community.

Televisa was nominated in ALAS20 Mexico 2022, in the categories “Leading Company in Sustainability” and “Leading Company in Investor Relations”. ALAS20 is a GOVERNART initiative that promotes sustainable development in Latin America through the evaluation, qualification, and recognition of excellence in public disclosure of sustainable development practices, corporate governance, and investor relations of companies in Chile, Brazil, Colombia, Spain, Mexico, and Peru.

Also, for the sixth consecutive year, the Company has been selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index, which measures best-in class companies among members of the S&P MILA Pacific Alliance Composite that fulfill certain sustainability criteria better than most of their peers within a given industry. In addition, the Company was included in the 2022 Dow Jones Sustainability Emerging Markets Index. The Dow Jones Sustainability Indices are a family of best-in-class benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value and wish to reflect their sustainability convictions in their investment portfolios.

Throughout 2022, Televisa’s sustainability efforts continued to be recognized. For example, the Company continues to be included in three FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. Also, Televisa has been selected as a constituent of the ESG index, launched by S&P, Dow Jones, and the Mexican Stock Exchange. Additionally, the Company received the Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy). Finally, the Company was confirmed as a United Nations Global Compact signatory, the world’s largest corporate sustainability initiative.

COVID-19 Impact

For the quarter ended December 31, 2022, the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the continuing impact of COVID-19 and new and emerging variants on our business will depend on the duration and extent of the COVID-19 pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, we are not able to estimate the full extent of the impact that COVID-19 may have in our business, financial position and results of operations over the near, medium or long-term.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2021, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases. Please see attached tables for financial information.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
 (Millions of Mexican Pesos)

	December 31,		December 31,
	2022		2021
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	51,131.0	Ps.	25,828.2
Trade notes and accounts receivable, net		8,457.3		13,093.0
Other accounts and notes receivable, net		303.0		1,026.2
Income taxes receivable		6,691.4		7,262.0
Other receivable taxes		6,562.6		9,418.0
Derivative financial instruments		11.2		0.1
Due from related parties		311.2		874.9
Transmission rights and programming		888.3		7,591.7
Inventories		1,448.3		2,212.9
Contract costs		1,918.3		1,782.7
Reimbursement receivable		1,431.5		-
Other current assets		2,379.6		4,169.3
Total current assets		81,533.7		73,259.0

Non-current assets:
Trade notes and accounts receivable, net of current portion		438.4		385.1
Due from related parties		6,365.0		-
Derivative financial instruments		532.3		133.2
Transmission rights and programming		1,022.8		12,841.0
Investments in financial instruments		3,389.5		6,076.1
Investments in associates and joint ventures		49,408.9		26,704.2
Property, plant and equipment, net		82,236.4		87,922.1
Investment property, net		2,873.2		-
Right-of-use assets, net		6,670.3		7,604.6
Intangible assets, net		41,123.5		42,255.9
Deferred income tax assets		18,452.8		33,173.1
Contract costs		3,399.9		3,215.6
Other assets		258.4		172.2
Total non-current assets		216,171.4		220,483.1
Total assets	Ps.	297,705.1	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021
(Millions of Mexican Pesos)

	December 31,		December 31,
	2022		2021
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	1,000.0	Ps.	4,106.4
Interest payable		1,761.1		2,034.6
Current portion of lease liabilities		1,373.2		1,478.4
Derivative financial instruments		71.4		149.1
Trade accounts payable and accrued expenses		16,180.5		22,874.3
Customer deposits and advances		1,841.1		8,998.5
Current portion of deferred revenue from TelevisaUnivision		287.7		-
Income taxes payable		4,687.3		7,680.8
Other taxes payable		2,661.2		4,417.0
Employee benefits		1,384.8		2,332.3
Due to related parties		88.3		82.1
Provision for lawsuit settlement agreement		1,850.2		-
Other current liabilities		1,510.1		2,516.0
Total current liabilities		34,696.9		56,669.5
Non-current liabilities:
Long-term debt, net of current portion		104,240.7		121,685.7
Lease liabilities, net of current portion		6,995.8		8,202.2
Derivative financial instruments		-		23.8
Deferred revenue from TelevisaUnivision, net of current portion		5,178.0		-
Income taxes payable		-		104.8
Deferred income tax liabilities		1,259.2		2,210.7
Post-employment benefits		771.5		1,913.7
Other long-term liabilities		2,171.3		6,407.7
Total non-current liabilities		120,616.5		140,548.6
Total liabilities		155,313.4		197,218.1

EQUITY
Capital stock		4,836.7		4,836.7
Additional paid-in capital		15,889.8		15,889.8
		20,726.5		20,726.5
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		84,202.7		80,023.4
Net income for the period		43,151.2		6,055.8
		129,492.9		88,218.2
Accumulated other comprehensive loss, net		(10,798.5)		(13,622.0)
Shares repurchased		(12,648.5)		(14,205.1)
		106,045.9		60,391.1
Equity attributable to stockholders of the Company		126,772.4		81,117.6
Non-controlling interests		15,619.3		15,406.4
Total equity		142,391.7		96,524.0
Total liabilities and equity	Ps.	297,705.1	Ps.	293,742.1

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022 AND 2021
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2022		2021		2022		2021
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)(1)

Net sales	Ps.	19,132.3	Ps.	18,829.1	Ps.	75,526.6	Ps.	73,915.4
Cost of sales		12,903.5		11,864.6		48,807.6		46,653.6
Selling expenses		2,729.6		2,117.5		9,422.9		8,099.6
Administrative expenses		3,316.8		3,786.6		12,061.9		12,189.5
Income before other expense		182.4		1,060.4		5,234.2		6,972.7
Other (expense) income, net		(346.3)		4,304.4		(846.7)		3,716.2
Operating (loss) income		(163.9)		5,364.8		4,387.5		10,688.9
Finance expense		(2,808.0)		(2,827.1)		(11,346.4)		(12,478.0)
Finance income		594.4		30.2		2,151.1		560.0
Finance expense, net		(2,213.6)		(2,796.9)		(9,195.3)		(11,918.0)
Share of (loss) income of associates and joint ventures, net		(13,713.0)		1,490.6		(8,453.3)		3,671.0
(Loss) income before income taxes		(16,090.5)		4,058.5		(13,261.1)		2,441.9
Income tax benefit (expense)		1,951.7		(2,011.3)		967.4		(1,673.0)
Net (loss) income from continuing operations		(14,138.8)		2,047.2		(12,293.7)		768.9

Income from discontinued operations, net		318.9		2,144.2		55,922.5		6,585.9
Net (loss) income	Ps.	(13,819.9)	Ps.	4,191.4	Ps.	43,628.8	Ps.	7,354.8

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(13,749.7)	Ps.	3,697.9	Ps.	43,151.2	Ps.	6,055.8
Non-controlling interests		(70.2)		493.5		477.6		1,299.0
Net (loss) income	Ps.	(13,819.9)	Ps.	4,191.4	Ps.	43,628.8	Ps.	7,354.8

Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(4.98)	Ps.	0.57	Ps.	(4.51)	Ps.	(0.16)
Discontinued operations		0.12		0.75		19.76		2.33
Total	Ps.	(4.86)	Ps.	1.32	Ps.	15.25	Ps.	2.17

(1)
The Group´s condensed consolidated statement of income for the year ended December 31, 2021, has been prepared to present the results from discontinued operations for the businesses disposed of by the Group on January 31, 2022, based on the Group´s previously reported audited consolidated statement of income for the year ended December 31, 2021.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: February 24, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel